Jared Kelly

1251 6th Avenue, 17th Floor

New York, NY 10020

T: (212) 419-5974

F: (212) 262-7402

E: JKelly@lowenstein.com

April 11, 2023

VIA EDGAR

Joshua Gorsky and Laura Crotty

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 1, 2023 File No. 333-268934

Dear Mr. Gorsky and Ms. Crotty:

On behalf of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated February 10, 2023, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on February 1, 2023. Where applicable, we make reference to the Company’s Second Amendment to its Registration Statement on Form S-1/A filed with the Commission on April 11, 2023 (the “Amendment”). Capitalized terms not defined herein have the meanings ascribed to them in the Amendment.

Cover Page

Comment 1:

We note your disclosure on page 55 and elsewhere throughout your registration statement, that the conversion price of the PIPE Shares and the Series B Shares will be reset to the price that your shares will be sold for in this offering, but not below a price of $2.00 for the PIPE Shares and $7.00 for the Series B Shares. We also note your disclosure that the exercise price of the PIPE Warrants will be reset to the price that your shares are sold for in this offering, but not below a price of $2.00. Please make these disclosures prominently on the cover page of the registration statement

Response:

In response to the Staff’s comment, the Company has included disclosures prominently on the cover page of the registration statement regarding the reset of the conversion price of the PIPE Shares and the Series B Shares and the exercise price of the PIPE Warrants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Post-Business Combination Capital Needs, page 72

Comment 2:

We note your response to prior comment 6 noting that you expect to raise capital through issuances of registered shares of your common stock to new and existing investors and your disclosure on page 124 noting that you intend to raise additional capital in the future to fund continued development. Please revise your disclosure here and in your risk factor section to discuss the effect that this offering will have on your ability to raise additional capital.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 109 and in the risk factor section on pages 55 and 59 to discuss the effect that this offering will have on its ability to raise additional capital.

General

Comment 3:

We note your disclosure that the company’s stock price as of January 31, 2023, was $1.84, resulting in the Series A Preferred Stock and PIPE warrants being out of the money, based on the adjusted conversion and exercise prices of $2.00 per share. However, we also note that the company’s stock price since February 2, 2023, has been above $2.00 per share. Please update your disclosure throughout the prospectus regarding potential profit accordingly.

Response:

In response to the Staff’s comment, the Company has updated its disclosure throughout the prospectus to reflect the Company’s stock price as of April 11, 2023 was $1.69 and its disclosure on pages 55, 58, 63 and 154 regarding the potential profit the holders of the PIPE Shares and the PIPE Warrants could potentially receive if they convert or exercise such securities and sell the Company’s underlying common stock.

Comment 4:

We note your disclosure on page 54 that the Series A Certificate of Designation includes the right for the issuer to redeem the PIPE Shares at 120% of the issue price of the PIPE Shares then outstanding. We also note the Form S-1 filed by the company on January 27, 2023, relating to a primary offering of common stock and warrants in which the company has stated its intention to use approximately $10.4 million of proceeds raised in that offering to redeem all of the PIPE Shares pursuant to the Series A Certificate of Designation. Please revise this prospectus to discuss the interaction of these two registration statements, disclosing that the PIPE shareholders will likely have their shares redeemed by the company at 120% of the issue price and that they will then, in fact, make a profit on such shares. Please carry this disclosure throughout the prospectus in all places in which you discuss the potential profit per PIPE share.

Response:

In response to the Staff’s comment, the Company has revised the prospectus on page 60 to discuss the interaction of the two aforementioned registration statements and disclosure that redemption by the Company of the PIPE Shares at 120% of the issue price would result in a 20% profit to the holders of the PIPE shares over the amount such holders paid for such PIPE Shares.

Any questions regarding the contents of this letter or the Amendment should be addressed to me at (212) 419-5974. Please notify me once the Registration Statement has been declared effective.

Sincerely,

April 11, 2023	/s/ Jared Kelly
Jared Kelly
Cc: Stephen C. Glover, ZyVersa Therapeutics, Inc.